UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of June 2025
Commission File Number: 001-40488

MOLECULAR PARTNERS AG
(Exact name of registrant as specified in its charter)

Wagistrasse 14
8952 Zürich-Schlieren
Switzerland
Telephone: +41 447557700
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F ☐ Form 40-F

EXPLANATORY NOTE
Molecular Partners AG (the "Company") is filing this Form 6-K to furnish a press release the Company issued on June 10, 2025, which is furnished herewith as Exhibit 99.1.
Exhibit 99.1 (excluding any quotes of management, website addresses or hyperlinks included therein) shall be deemed to be incorporated by reference into the registrant’s Registration Statements on Form F-3 (File No. 333-286488) and Form S-8 (File Nos. 333-272974 and 333-280491) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit
99.1	Press release issued June 10, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
MOLECULAR PARTNERS AG
(Registrant)
Date: June 12, 2025     /s/ PATRICK AMSTUTZ
Name: Patrick Amstutz
Title: Chief Executive Officer